SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             FIRST HAWAIIAN, INC.
                     (to be renamed BancWest Corporation)
            (Exact Name of Registrant as Specified in Its Charter)


               Delaware                              99-0156159
        (State of Incorporation                   (I.R.S. Employer
           or Organization)                      Identification no.)


            999 Bishop Street
           Honolulu, Hawaii                             96813
(Address of Principal Executive Offices)             (Zip Code)

If this form relates to the registration of a    If this form relates to the
class of securities pursuant to Section 12(b) of registration of a class of
the Exchange Act and is effective pursuant to    securities pursuant to
General Instruction A.(c), please check the      Section 12(g) of the
following box.  /X/                              Exchange Act and is
                                                 effective pursuant to
                                                 General Instruction
                                                 A.(d), please check the
                                                 following box.  / /

Securities Act registration statement file number to which this form relates:
_________________

 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                   Name of each exchange on which
    to be so registered                    each class is to be registered

 Common Stock, par value $1.00 per share        New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)
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Item 1.   Description of Registrant's Securities to be Registered.

          First Hawaiian, Inc. (to be renamed BancWest Corporation), a Delaware corporation (the "Company"), is authorized to issue Three Hundred Twenty-Five Million (325,000,000) shares having a par value of One Dollar ($1.00) per share, divided into three classes: Two Hundred Million (200,000,000) shares designated as Common Stock (the "Common Stock"); Seventy-Five Million (75,000,000) shares designated as Class A Common Stock (the "Class A Common Stock"); and Fifty Million (50,000,000) shares designated as Preferred Stock (the "Preferred Stock"). The following is a brief summary of the provisions of the Common Stock. Such summary does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation (the "Certificate of Incorporation") and the Company's Amended and Restated By-Laws (the "By-Laws"), forms of which have been filed with the Securities and Exchange Commission as exhibits to the Company's Current Report on Form 8-K dated June 1, 1998 and are hereby incorporated by reference.

     Dividend Rights. After the requirements, if any, with respect to preferential dividends on the Preferred Stock shall have been met and after the Company shall have complied with all the requirements, if any, with respect to the setting aside of sums as sinking funds or redemption or purchase accounts in respect of the Preferred Stock, the holders of shares of Common Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available for such purpose, dividends. Such dividends shall be subject to the right of holders of shares of Class A Common Stock to receive dividends in an amount per share equal to the per share amount of any cash dividend and the aggregate per share amount (payable in kind) of any non-cash dividend (other than a dividend payable in shares of Common Stock or in options, warrants or other securities exercisable into shares of Common Stock) paid on the Common Stock.
 If the Company pays any dividend on the Class A Common Stock payable in shares of Class A Common Stock or in options, warrants or other securities exercisable for or convertible into shares of Class A Common Stock or effects a subdivision, combination or consolidation of the outstanding shares of Class A Common Stock into a greater or lesser number of shares of Class A Common Stock, then the Company will declare and pay an equivalent dividend per share on the Common Stock payable in shares of Common Stock or in options, warrants or other securities exercisable for or convertible into shares of Common Stock or effect an equivalent subdivision or combination or consolidation of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock.

     Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Common Stock will be entitled, together with the holders of Class A Common Stock, to receive all the remaining assets of the Company available for distribution to stockholders, ratably in proportion to the number of shares held by such


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holder, after distribution in full of any preferential amount to be distributed to the holders of Preferred Stock .

     Voting Rights; Classification of Directors. Except as may otherwise be required by law and except in connection with the election of Class A directors with respect to which only holders of Class A Common Stock will be entitled to vote, each holder of the Common Stock will be entitled to one vote in respect of each share of the Common Stock held by such holder on each matter voted upon by the stockholders. On all matters other than the election of directors, holders of the Common Stock will vote together with the holders of the Class A Common Stock as a single class. All matters voted upon at any duly held stockholders' meeting shall be carried by a majority in voting power of the shares of stock of the Company which are present in person or by proxy and entitled to vote thereon, except (i) election of directors, who are elected by plurality vote; (ii) amendment or repeal of the provisions of the Certificate of Incorporation establishing a classified Board of Directors, which will require the affirmative vote of three-fourths of the shares of Common Stock and Class A Common Stock at the time outstanding, voting together as a class; and (iii) with respect to any other actions as required by applicable law or the rules and regulations of any applicable stock exchange.

          The Certificate of Incorporation provides that so long as any shares of Class A Common Stock are outstanding, the Company may not take certain fundamental corporate actions (including, without limitation, (i) any merger, consolidation or other business combination resulting in a change of control of the Company or (ii) any merger, consolidation or other business combination which would not result in a change of control of the Company but in which any person (other than a holder of shares of Class A Common Stock) would become the beneficial owner of 25% of more of the total voting power of all voting securities of the Company outstanding after such transaction or any three persons (other than a holder of shares of Class A Common Stock) would become the beneficial owners of 45% or more of the total voting power of the Company outstanding after such transaction) without the consent or affirmative vote of, in the case of the transaction described in clause (i), the holders of a majority of the outstanding shares of Class A Common Stock and Common Stock, voting together as a class, and in the case of the transaction described in clause (ii), the holders of a majority of the outstanding shares of Class A Common Stock and Common Stock, voting as separate classes, but in each case, only if such actions have not been approved by the affirmative vote of two-thirds of the entire Board of Directors of the Company.

          The Certificate of Incorporation provides that the directors of the Company will be divided into classes, each class to consist as nearly as practicable of one-third of the number of directors then constituting the authorized number of directors and that each director shall be elected for a term of three years. At each meeting of stockholders held for the purpose of electing directors, the holders of Common Stock will have the right to elect

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that number of directors equal to the excess of (i) the total number of directors then constituting the authorized number of directors over (ii) the sum of (x) the number of directors the holders of the shares of Class A Common Stock are entitled to elect, (y) the number of directors elected by the stockholders of the corporation (other than the holders of shares of Class A Common Stock or Preferred Stock) in each of the other two classes and
(z) the number of directors, if any, that the holders of the Preferred Stock, voting separately by class or series, are entitled to elect. The holders of shares of Class A Common Stock will not be entitled to vote for directors described above.

     The holders of the Class A Common Stock will have the right, voting separately as a class, to elect that number of directors of the Company (the "Class A Directors") equal to the product (rounded to the nearest whole number) of (x) the Class A Multiplier (as defined below) and (y) the total number of directors constituting the authorized number of directors; provided that the number of directors entitled to be elected by holders of Class A Common Stock cannot constitute a majority of the total number of directors constituting the authorized number of directors. The holders of shares of Common Stock will not be entitled to vote with respect to the election of the Class A Directors. The "Class A Multiplier" is equal to .45, if the percentage of the outstanding Common Stock and Class A Common Stock represented by shares of Class A Common Stock beneficially owned by the holders of the Class A Common Stock, determined in accordance with the Certificate of Incorporation (the "Class A Interest"), is greater than or equal to 40% and %; .35, if the Class A Interest is greater than or equal to 35% and less than 40%; .30, if the Class A Interest is greater than or equal to 30% and less than 35%; .25, if the Class A Interest is greater than or equal to 25% and less than 30%; .20, if the Class A Interest is greater than or equal to 20% and less than 25%; .15, if the Class A Interest is greater than or equal to 15% and less than 20%; and .10, if the Class A Interest is greater than or equal to 10% and less than 15%.

     Preemptive Rights. The Certificate of Incorporation provides that no holders of capital stock of any class of the Company or holder of any security or obligation convertible into shares of capital stock of the Company will have any preemptive right to subscribe for, purchase or otherwise acquire additional authorized shares of capital stock of any class of the Company.

     Conversion and Redemption Provisions. Shares of Common Stock are not convertible into shares of any other class of capital stock, nor do they have any redemption provisions.

     Other. The rights and percentage ownership of the holders of Common Stock may be affected by the conversion rights of the holders of Class A Common Stock. The Certificate of Incorporation provides that if beneficial ownership of Class A Common Stock is sold, transferred, assigned, pledged, encumbered or otherwise disposed of (each such act a "Transfer") to any

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person other than an (a) affiliate of the transferring holder, or (b) certain permitted transferees or permitted pledgees, then each such share of Class A Common Stock will automatically be converted into one share of Common Stock. In addition, if the number of outstanding shares of Class A Common Stock as a percentage of the total number of outstanding shares of Common Stock and Class A Common Stock plus the number of shares of Common Stock or Class A Common Stock that are issuable upon conversion of the outstanding shares of Class A Common Stock decreases to less than 10%, till automatically be converted into one share of Common Stock. Shares of Class A Common Stock may also be converted into Common Stock at the option of Banque Nationale de
Paris ("BNP") under certain circumstances described in the Certificate of Incorporation.

     The Standstill Agreement, dated as of November 1, 1998 (the "Standstill Agreement"), between the Company and BNP restricts BNP and its affiliates (during a four year period) from acquiring additional shares of the Company's capital stock, subject to certain exceptions. The Standstill Agreement also restricts BNP's and its affiliates' ability to freely transfer any equity securities of the Company (including Class A Common Stock and Common Stock) owned by BNP or such affiliates and gives the Company a right of first refusal with respect to certain transfers.





























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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

         FIRST HAWAIIAN, INC.
         (to be renamed BancWest Corporation)



Date:  October 30, 1998
By: /s/ Thomas P. Huber
         Name:   Thomas P. Huber
         Title:  Senior Vice President
                 and General Counsel
































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